Exhibit 5

Chunghwa Telecom Co., Ltd. and
Subsidiaries

GAAP Reconciliations of

Consolidated Financial Statements for the

Three Months Ended March 31, 2012 and 2011

1.              SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the unaudited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP.  For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 20, 2012 (File No. 001-31731).

1)     Net Income Reconciliation

	Three Months Ended
	March 31
	2011	2012
	NT$	NT$

Consolidated net income based on ROC GAAP	$12,117	$9,878
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	207	98
2. Adjustments for depreciation expenses	28	27
b. 10% tax on unappropriated earnings	(1,209)	(928)
d. Revenues recognized from deferred one-time connection fees	244	187
f. Defined benefit pension plan	1	—
h. Income tax effect of US GAAP adjustments	(60)	(47)
i. Noncontrolling interests of acquired subsidiary	(2)	—
Other minor GAAP differences not listed above	(16)	(15)
Net adjustment	(807)	(678)

Consolidated net income based on US GAAP	$11,310	$9,200

Attributable to
Stockholders of the parent	$11,104	$8,851
Noncontrolling interests	206	349

	$11,310	$9,200

Basic earnings per common share	$1.41	$1.14

Diluted earnings per common share	$1.40	$1.14

(Continued)

	Three Months Ended
	March 31
	2011	2012
	NT$	NT$

Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	7,886,737	7,757,447
Diluted	7,914,120	7,782,833

Net income per pro forma equivalent ADSs
Basic	$14.08	$11.41
Diluted	$14.01	$11.37

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	788,674	775,745
Diluted	791,412	778,283

(Concluded)

2)     Stockholders’ Equity Reconciliation

	March 31
	2011	2012
	NT$	NT$

Total stockholders’ equity based on ROC GAAP	$380,834	$383,031
Adjustment:
a. Property, plant and equipment
1. Capital surplus reduction	(60,168)	(60,168)
2. Adjustment on depreciation expenses, and disposal gains and losses	4,523	5,250
3. Adjustments of revaluation of land	(5,765)	(5,763)
b. 10% tax on unappropriated earnings	(5,626)	(5,470)
c. Deferred income of prepaid phone cards
1. Capital surplus reduction	(2,798)	(2,798)
2. Adjustment on deferred income recognition	2,798	2,798
d. Revenues recognized from deferred one-time connection fees
1. Capital surplus reduction	(18,487)	(18,487)
2. Adjustment on deferred income recognition	15,944	16,748
e. Share-based compensation
1. Adjustment on capital surplus	15,705	15,707
2. Adjustment on retained earnings	(15,705)	(15,707)
f. 1. Accrual for accumulative other comprehensive income under pension guidance	(609)	(1,115)
2. Accrual for pension cost	(27)	(27)
g. Adjustment for pension plan upon privatization
1. Adjustment on capital surplus	1,782	1,782
2. Adjustment on retained earnings	(9,665)	(9,665)

(Continued)

	March 31
	2011	2012
	NT$	NT$

h. Income tax effect of US GAAP adjustments	$4,716	$4,503
i. Noncontrolling interests of acquired
Subsidiary	17	(21)
Other GAAP differences not listed above	134	134
Net adjustment	(73,231)	(72,299)

Total equity based on US GAAP	$307,603	$310,732

Attributable to
Stockholders of the parent	$303,348	$306,215
Noncontrolling interests	4,255	4,517

	$307,603	$310,732

(Concluded)

3)              Cash Flows Differences

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”.  Its objectives and principles are similar to those set out in U.S. standards.  The principal differences between the two standards relate to classification.  Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits and other liabilities are reclassified to operating activities under U.S. standards.  In addition, the effect of change on consolidated subsidiaries, which was shown as a separate item under ROC standards, is reclassified to investing activities under U.S. standards

Note 1:                  There is a significant difference in the classification of items on the statements of income under ROC GAAP and US GAAP. This item includes:

Gains (losses) on disposal of property, plant and equipment and other assets, and impairment loss on property, plant and equipment and other assets, and loss arising from natural calamities:

• Under ROC GAAP:                           Such accounts are included in non-operating income (expenses).

• Under US GAAP:                        Such accounts are included in cost of revenues.